September 22, 2015

VIA EDGAR TRANSMISSION

Ms. Cecilia Blye
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Petróleo Brasileiro S.A. – Petrobras
Form 20-F for Fiscal Year Ended December 31, 2014
Filed May 15, 2015
File No. 1-15106

Response to Staff Comment Letter dated September 10, 2015

Dear Ms. Blye:

By letter dated September 10, 2015, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) for the year ended December 31, 2014 (the “2014 Form 20-F”).  This letter, submitted via EDGAR, sets forth our responses to the Commission’s comments.  For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment

General

1.                  In your letter to us dated October 19, 2012, you discussed contacts with Sudan. A 2013 news article reports that delegates from Petrobras met with a Sudanese oil delegation. As you are aware, Sudan is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan since your 2012 letter, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements. You should describe any products or services you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response to Comment 1

In our letter to the Commission dated October 19, 2012, we described the small volume of oil we purchased from Sudan in 2011. Since then, we have not purchased any products or services from Sudan, and we have never provided any services or products to Sudan or had any agreements, commercial arrangements or other contacts with the government of Sudan or entities it controls.

During an official visit to Brazil by a delegation from the Sudanese government in November 2013, representatives of the Sudanese government had a courtesy meeting with members of our management at our headquarters in Rio de Janeiro, which did not result in any agreement or commercial arrangement. Beyond that meeting, no Petrobras entities, subsidiaries, affiliates or distributors have had any direct or indirect contacts with the government of Sudan, and we do not anticipate establishing any future agreements, commercial arrangements or other contacts with the government of Sudan or entities it controls.

Comment

2.         Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response to Comment 2

We have no current or anticipated commercial relationship or other contacts with Sudan, and we do not believe that our limited past contact with the Sudanese government described in our response to Comment 1 represents a material investment risk for our security holders in quantitative or qualitative terms.

*  *  *

Petrobras makes the following acknowledgments:

•        Petrobras is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 20-F;

•        comments of the Commission staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the 2014 Form 20-F; and

•        Petrobras may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at (212) 225-2414 or ngrabar@cgsh.com or Francesca Odell at (212) 225-2530 or flodell@cgsh.com at Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Ivan de Souza Monteiro
Petróleo Brasileiro S.A.—Petrobras
Name: Ivan de Souza Monteiro
Title: Chief Financial Officer and Chief Investor Relations Officer

cc:          Nicolas Grabar
Francesca L. Odell
Cleary Gottlieb Steen & Hamilton LLP

3